

Mail Stop 3233

April 6, 2018

Via E-Mail
Edward P. Lorin
Chief Executive Officer
Impact Housing REIT, LLC
23901 Calabasas Road Suite 2010
Calabasas, CA 93102

> **Re: Impact Housing REIT, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed March 16, 2018**
> **File No. 024-10649**

Dear Mr. Lorin:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Risks of Investing, page 2

Limitations on Rights in Investment Agreement, page 9

1.   You state that investors' "claims against [you] arising from the purchase of your Series A Investor Shares" will generally be resolved through arbitration. Please expand your risk factor disclosure to clarify:

> (i) whether you intend for arbitration to be the exclusive means for resolving disputes;
> (ii) whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws; and

(iii) the material risks to investors resulting from this mandatory arbitration provision, such as whether the arbitration provision could impact the ability of investors to bring class-action lawsuits, and the potential limitations that could result for shareholders.

Please confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

Summary of Investment Opportunities Under Review, page 25

2.   You disclose that you are currently evaluating the acquisition of a high rise apartment community in Silver Spring, Maryland. You also disclose that you would contribute approximately $3 million in equity and are in talks with a joint venture partner who would contribute approximately $5 million toward the project. If this acquisition is probable, please identify the property and provide any required financial statements.

Plan of Distribution, page 51

3.   You disclose on page 52 that "[f]unds from subscriptions will be held by Folio in customer accounts for the exclusive benefit of its customers until such time as all conditions to each closing are met, at which time eligible investor funds will be transferred from the eligible investors' Folio accounts to the account of the issuer at Folio." Please revise to clarify the level of discretion the Company has in determining the amount to be sold for each subsequent closing after reaching the minimum offering amount, and the length of time a subscriber should expect to wait before receiving the units. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared.

Financial Statements and Independent Auditor's Report, page 76

4.   Please update your financial statements for the most recently completed fiscal year end in accordance with Part F/S of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Markley S. Roderick, Esq
        Flaster Greenberg